SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April , 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director/PDMR Shareholding

1 April 2011

AVIVA PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs')

Andrew Moss, Mark Hodges and Igal Mayer (Executive Directors) and John Ainley, Simon Machell, Amanda Mackenzie and Robin Spencer (PDMRs) were granted awards over Aviva plc ordinary shares of 25 pence each under the Aviva Annual Bonus Plan 2005 (ABP) and the Aviva Long Term Incentive Plan 2005 (LTIP) on 31 March 2008.  In accordance with the rules of these Plans, the awards have now vested and the number of shares specified below were released, for no consideration, on 31 March 2011.  The releases under the ABP included additional shares received in lieu of dividends. The awards have been settled on a net of tax basis.

The details are as follows:
Director / PDMR	A Moss	M Hodges	I Mayer	J Ainley	S Machell	A Mackenzie	R Spencer
Shares received	156,742	74,474	29,542*	49,249	98,709	17,480*	24,428*

*These shares represent awards under the LTIP only.

On 31 March 2011, Mr Ainley transferred 24,625 Aviva plc ordinary shares, for no consideration, through a non-market transfer.

On 31 March 2011, Mr Moss sold 156,742 Aviva plc ordinary shares, Mr Machell sold 98,709 Aviva plc ordinary shares and Ms Mackenzie sold 13,110 Aviva plc ordinary shares, at a sale price of 434.89 pence per share.

Should you have any queries concerning this announcement please contact Neil Wallace, Group Secretarial, Aviva plc (020 7662 2227)

Kirstine Cooper, Group General Counsel and Company Secretary
Aviva plc
London

This notification is made pursuant to Disclosure Rule 3.1.4. Aviva was notified of the above transactions on 31 March 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  1 April, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary